Commission File No. 000-23305
CUSIP NUMBER 903333 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the period ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. DRY CLEANING CORPORATION

FULL NAME OF REGISTRANT

1930 Auiki Street

(Address of Principal Executive Office (Street and Number)

Honolulu, Hawaii 96891

CITY, STATE AND ZIP CODE

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

This will be our first quarterly report since the change to our name and CUSIP number as announced on December 30, 2005. We require additional time to conclude the preparation and review of our various financial statements for periods prior to the date of that announcement, and the quarter ended December 31, 2005. In connection with the preparation and review of certain of those financial statements, we also require additional time to prepare the related Item 2 disclosure of Management’s Discussion and Analysis or Plan of Operation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Haddon B. Libby (808) 843-3700
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No:

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. Dry Cleaning Corporation
(Name of Registrant as Specified in Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2006	By: /s/ Haddon B. Libby
Haddon B. Libby, Chief Financial Officer